Mail Stop 3561

December 1, 2009

Mr. Xiaolong Zhou
Chief Financial Officer
11 East 86th Street
New York, New York 10028

  **Re:** **China Agri-Buisness, Inc.**
    **Form 10-K for the year ended December 31, 2008**
    **Filed March 31, 2009**
    **File No. 333-157346**

Dear Mr. Zhou:

  We have reviewed your filing and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Notes to the Financial Statements

– General

1.  We note your disclosure on page 5 that during 2008 you launched a new sales and marketing initiative which includes a component called the "Super Chain Sales Partner Program," whereby the Company agrees to provide a $3,000 advance payment to participating retailers in exchange for their commitment to purchase and sell approximately $14,000 worth of the Company's products per year. Please tell us, and revise your notes to the financial statements in future filings, to explain how you account for these advance payments and resulting commitments on the part of the retailer. Your response should specifically tell us the accounting literature relied upon for your accounting treatment.

2.  We note from your disclosure on page 5 that you offer free field trials to potential customers for the purpose of comparing plantings that have applied your products to plantings that have not. Please tell us, and disclose in the notes to the financial statements in future filings, how you account for these free trials, including when you record and how you value the expense associated with the product used in the free trial.

Note 8.  Convertible Notes payable, Net

3.  We note that in connection with the issuance of the convertible notes with detached warrants, it appears you entered into a registration payment agreement in which you agreed to pay monthly liquidated damages equal to 2% of the purchase price (up to 24% maximum), if you failed to file a registration statement registering the shares underlying the convertible notes and warrants within 60 days, or if the registration statement is not declared effective within 91 (or 120) days for the filing date. Please explain to us how you evaluated this registration payment agreement as a potential liability under SFAS No.5 and FIN No. 14 as of December 31, 2008 as well as at each of the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, as required under the guidance in FSP EITF 00-19-2. In this regard, we note your disclosure in the 2009 Forms 10-Q that several subsequent agreements were made to extend the date liquidated damages would be required to be paid. Please provide in your response the details of each of these extensions and how they effected your evaluation of any potential liability related to the registration payment agreement at each period end from December 31, 2008 through the quarter ended September 30, 2009.

Item 9A. Controls and Procedures, page 19

4.  We note that Management's Report on Internal Control Over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor. Please note that until you are required to include an attestation report from your auditor regarding internal controls over financial reporting, your Management's Report on Internal Control Over Financial Reporting should include the following statement: "This annual report

does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please revise your future filings accordingly. See Item 308T of Regulation S-K.

## Exhibits 31.1 and 31.2 CEO and CFO Rule 13A-14(A)/15D-14(A) Certifications

5. We note that the language in your CEO and CFO Certifications is not provided exactly as stated in Item 601(b)(31) of Regulation S-K. For example, paragraph 1 should include the name of the officer signing the report. Also, paragraph 4 should be revised to include the reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." Additionally, all references to "small business issuer" should be changed to "registrant." Please revise your future filings accordingly. See guidance in Item 601(b)(31) of Regulation S-K.

## Form 10-Q for the quarter ended September 30, 2009

## Management's Discussion and Analysis

## – Results of Operations

6. We note your disclosure that during the nine months ended September 30, 2008 you reversed $20,500 of overaccrued consulting fees and reclassified $35,467 of legal fees to deferred financing costs. The impact of these adjustments was to decrease expenses by $55,967 during the nine months ended September 30, 2008. Please tell us when the consulting fees were initially expensed and when it was determined that these consulting fees were overaccrued and tell us why you believe this is not an error in the financial statements. In regards to the legal fees, please tell us the period in which the legal fees were included as expenses and the period in which they were reclassified to deferred financial costs. As part of your response please tell us if this reclassification resulted in the misstatement of expenses in any of the Form 10-Qs for the first three quarters of 2008.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Joseph A. Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(212) 348-5601